SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2001

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____ to _____

Commission file number   1-2384

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

The TRW Employee Stock Ownership
and Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

TRW Inc.
1900 Richmond Road
Cleveland, Ohio 44124

TABLE OF CONTENTS

Audited Financial Statements and Supplemental
Schedules

The TRW Employee Stock
Ownership and Savings Plan

December 31, 2001 and 2000 and Year ended December 31, 2001

Plan Number: 027

Plan Sponsor
TRW Inc.

Employer Identification Number: 34-0575430

Plan Administrator
TRW Inc.

Report of Independent Auditors

Board of Administration
The TRW Employee Stock Ownership
and Savings Plan

We have audited the accompanying statements of net assets available for benefits of The TRW Employee Stock Ownership and Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The TRW Employee Stock Ownership and Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio
June 19, 2002

1

The TRW Employee Stock Ownership and Savings Plan

Statement of Net Assets Available for Benefits, with Fund Information

December 31, 2001

	TRW Stock Fund		Putnam S&P 500 Index Fund (TRW)	Primco Stable Value Fund	Putnam Small Company Equity Portfolio Fund (TRW)
	Participant Directed	Non-Participant Directed			
Assets					
Investments:					
TRW Inc. Common Stock	$319,494,489	$483,816,936			
Common and preferred stock					
Guaranteed investment contracts				$513,028,461	
Registered investment companies					
Common trust funds			$636,316,600		$140,856,954
Government debt instruments					
Corporate debt instruments					
Participant loans receivable					
Total Investments	319,494,489	483,816,936	636,316,600	513,028,461	140,856,954
Receivable for investments sold				100,697	
Receivable from other funds				518,218	
Total assets	319,494,489	483,816,936	636,316,600	513,647,376	140,856,954
Liabilities					
Accrued expenses	28,294	18,862	37,306	237,507	
Payable for portfolio shares redeemed				694,434	
Total liabilities	28,294	18,862	37,306	931,941	—
Net assets available for benefits	$319,466,195	$483,798,074	$636,279,294	$512,715,435	$140,856,954

[Additional columns below]

[Continued from above table, first column(s) repeated]

	PBHG Emerging Growth Fund	Bernstein International Value Portfolio II	Putnam Investors Fund	Putnam International Growth Fund
Assets				
Investments:				
TRW Inc. Common Stock				
Common and preferred stock				
Guaranteed investment contracts				
Registered investment companies	$61,461,319	$24,681,758	$127,436,691	$23,167,981
Common trust funds				
Government debt instruments				
Corporate debt instruments				
Participant loans receivable				
Total Investments	61,461,319	24,681,758	127,436,691	23,167,981
Receivable for investments sold				
Receivable from other funds				
Total assets	61,461,319	24,681,758	127,436,691	23,167,981
Liabilities				
Accrued expenses	3,608	1,449	7,481	1,360
Payable for portfolio shares redeemed				
Total liabilities	3,608	1,449	7,481	1,360
Net assets available for benefits	$61,457,711	$24,680,309	$127,429,210	$23,166,621

The TRW Employee Stock Ownership and Savings Plan

Statement of Net Assets Available for Benefits, with Fund Information (continued)

December 31, 2001

	Pimco Total Return Fund	TRW Balanced Fund	Putnam Vista Fund	Fidelity Magellan Fund
Assets				
Investments:				
TRW Inc. Common Stock				
Common and preferred stock				
Guaranteed investment contracts				
Registered investment companies	$93,545,405		$36,455,687	$132,827,492
Common trust funds		$84,301,837		
Government debt instruments				
Corporate debt instruments				
Participant loans receivable				
Total Investments	93,545,405	84,301,837	36,455,687	132,827,492
Receivable for investments sold				
Receivable from other funds	127,854	4,443		62,398
Total assets	93,673,259	84,306,280	36,455,687	132,889,890
Liabilities				
Accrued expenses	5,491	5,008	2,140	7,797
Payable for portfolio shares redeemed				
Total liabilities	5,491	5,008	2,140	7,797
Net assets available for benefits	$93,667,768	$84,301,272	$36,453,547	$132,882,093

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Putnam Money Market Fund	Brokerage Gateway	Loan Fund	Total
Assets				
Investments:				
TRW Inc. Common Stock				$ 803,311,425
Common and preferred stock		$ 4,711,244		4,711,244
Guaranteed investment contracts				513,028,461
Registered investment companies	$6,209,426	19,461,354		525,247,113
Common trust funds				861,475,391
Government debt instruments		428,918		428,918
Corporate debt instruments		209,144		209,144
Participant loans receivable			$57,761,473	57,761,473
Total Investments	6,209,426	24,810,660	57,761,473	2,766,173,169
Receivable for investments sold				100,697
Receivable from other funds	1,839			714,752
Total assets	6,211,265	24,810,660	57,761,473	2,766,988,618
Liabilities				
Accrued expenses				356,303
Payable for portfolio shares redeemed				694,434
Total liabilities	—	—	—	1,050,737
Net assets available for benefits	$6,211,265	$24,810,660	$57,761,473	$2,765,937,881

3

The TRW Employee Stock Ownership and Savings Plan

Statement of Net Assets Available for Benefits, with Fund Information

December 31, 2000

	TRW Stock Fund		Putnam S&P 500 Index Fund (TRW)	Primco Stable Value Fund	Putnam Small Company Equity Fund
	Participant Directed	**Non-Participant Directed**			
Assets					
Investments:					
TRW Inc. Common Stock	$349,359,922	$481,725,186			
Common and preferred stock					
Guaranteed investment contracts				$422,213,090	
Registered investment companies					
Common trust funds			$662,436,491		$152,709,997
Government debt instruments					
Corporate debt instruments					
Participant loans receivable					
Total Investments	349,359,922	481,725,186	662,436,491	422,213,090	152,709,997
Cash					44,500
Receivable for investments sold			2,089,936	524,733	2,416,773
Interest and dividends receivable			573,654		107,984
Receivable from other funds	150,057			108,339	
Total assets	349,509,979	481,725,186	665,100,081	422,846,162	155,279,254
Liabilities					
Accrued expenses	28,343	20,524	149,693	118,909	42,566
Payable for securities purchased			1,971,026	573,257	551,139
Total liabilities	28,343	20,524	2,120,719	692,166	593,705
Net assets available for benefits	$349,481,636	$481,704,662	$662,979,362	$422,153,996	$154,685,549

[Additional columns below]

[Continued from above table, first column(s) repeated]

	PBHG Emerging Growth Fund	Bernstein International Value Portfolio II	Putnam Investors Fund	Putnam International Growth Fund
Assets				
Investments:				
TRW Inc. Common Stock				
Common and preferred stock				
Guaranteed investment contracts				
Registered investment companies	$86,110,495	$28,261,160	$146,854,131	$11,713,947
Common trust funds				
Government debt instruments				
Corporate debt instruments				
Participant loans receivable				
Total Investments	86,110,495	28,261,160	146,854,131	11,713,947
Cash				
Receivable for investments sold				
Interest and dividends receivable				
Receivable from other funds				
Total assets	86,110,495	28,261,160	146,854,131	11,713,947
Liabilities				
Accrued expenses	7,608	1,746	10,490	639
Payable for securities purchased				
Total liabilities	7,608	1,746	10,490	639
Net assets available for benefits	$86,102,887	$28,259,414	$146,843,641	$11,713,308

4

Statement of Net Assets Available for Benefits, with Fund Information (continued)

December 31, 2000

	Pimco Total Return Fund	TRW Balanced Fund	Putnam Vista Fund	Fidelity Magellan Fund
Assets				
Investments:				
TRW Inc. Common Stock				
Common and preferred stock				
Guaranteed investment contracts				
Registered investment companies	$47,513,681		$29,434,659	$18,305,954
Common trust funds		$44,628,129		
Government debt instruments				
Corporate debt instruments				
Participant loans receivable				
Total Investments	47,513,681	44,628,129	29,434,659	18,305,954
Cash				
Receivable for investments sold				
Interest and dividends receivable				
Receivable from other funds	127,449			4,532
Total assets	47,641,130	44,628,129	29,434,659	18,310,486
Liabilities				
Accrued expenses	2,516	2,720	1,758	971
Payable for securities purchased				
Total liabilities	2,516	2,720	1,758	971
Net assets available for benefits	$47,638,614	$44,625,409	$29,432,901	$18,309,515

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Putnam Money Market Fund	Brokerage Gateway	Loan Fund	Total
Assets				
Investments:				
TRW Inc. Common Stock				$ 831,085,108
Common and preferred stock		$14,070,956		14,070,956
Guaranteed investment contracts				422,213,090
Registered investment companies	$3,873,329	3,491,773		375,559,129
Common trust funds				859,774,617
Government debt instruments		352,086		352,086
Corporate debt instruments		183,276		183,276
Participant loans receivable			$56,369,752	56,369,752
Total Investments	3,873,329	18,098,091	56,369,752	2,559,608,014
Cash				44,500
Receivable for investments sold				5,031,442
Interest and dividends receivable				681,638
Receivable from other funds	132,240			522,617
Total assets	4,005,569	18,098,091	56,369,752	2,565,888,211
Liabilities				
Accrued expenses				388,483
Payable for securities purchased				3,095,422
Total liabilities				3,483,905
Net assets available for benefits	$4,005,569	$18,098,091	$56,369,752	$2,562,404,306

The TRW Employee Stock Ownership and Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information

Year ended December 31, 2001

	TRW Stock Fund		Putnam S&P 500 Index Fund (TRW)	Primco Stable Value Fund
	Participant Directed	Non-Participant Directed		
Investment income:				
Dividends	$ 10,688,670	$ 15,606,412	$ 1	
Interest				$ 30,123,672
Total investment income	10,688,670	15,606,412	1	30,123,672
Contributions from TRW Inc.		54,310,070		
Contributions from participants	22,601,373		37,712,900	20,692,780
Net depreciation in fair value of investments	(12,006,373)	(22,039,121)	(87,684,126)	
Transfers from other funds	33,111,690		35,547,260	118,945,144
Transfer from other plans		4,153,153	87,141,367	67,138,788
Loan issues				
Participant loan repayments	6,752,616		6,701,789	5,201,931
Other		128,397		
	61,147,976	52,158,911	79,419,191	242,102,315
Less:				
Distributions	18,112,275	47,260,336	43,509,867	58,503,559
Excess contributions			12,993	8,061
Participant loan defaults				
Participant loan repayments				
Participant loan disbursements	5,769,635		5,249,814	4,100,678
Other			169,475	214,579
	23,881,910	47,260,336	48,942,149	62,826,877
Administrative expenses	214,412	142,941	95,802	264,301
Transfers to other funds	67,067,095	2,437,858	54,348,527	84,947,028
Transfers to other plans		224,364	2,732,781	3,502,670
	91,163,417	50,065,499	106,119,259	151,540,876
Net increase (decrease)	(30,015,441)	2,093,412	(26,700,068)	90,561,439
Net assets available for benefits at beginning of year	349,481,636	481,704,662	662,979,362	422,153,996
Net assets available for benefits at end of year	$319,466,195	$483,798,074	$636,279,294	$512,715,435

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Putnam Small Company Equity Portfolio Fund (TRW)	PBHG Emerging Growth Fund	Bernstein International Value Portfolio II	Putnam Investors Fund
Investment income:				
Dividends			$ 737,901	
Interest				
Total investment income			737,901	
Contributions from TRW Inc.				
Contributions from participants	$ 13,680,441	$ 11,938,767	3,134,126	$ 17,158,818
Net depreciation in fair value of investments	(15,328,586)	(28,865,270)	(4,447,388)	(41,378,167)
Transfers from other funds	9,309,767	25,276,630	2,984,626	8,890,578
Transfer from other plans				28,883,729
Loan issues				
Participant loan repayments	2,053,797	1,867,562	390,075	2,379,059
Other				
	9,715,419	10,217,689	2,799,340	15,934,017
Less:				
Distributions	7,724,610	3,530,929	2,042,246	10,087,326
Excess contributions	1,743	912	792	1,861
Participant loan defaults				

Participant loan repayments				
Participant loan disbursements	1,497,156	1,097,512	302,159	1,525,901
Other				47,346
	9,223,509	4,629,353	2,345,197	11,662,434
Administrative expenses	42,029	19,856	9,250	43,701
Transfers to other funds	14,278,476	30,213,656	4,023,998	23,476,142
Transfers to other plans				166,171
	23,544,014	34,862,865	6,378,445	35,348,448
Net increase (decrease)	(13,828,595)	(24,645,176)	(3,579,105)	(19,414,431)
Net assets available for benefits at beginning of year	154,685,549	86,102,887	28,259,414	146,843,641
Net assets available for benefits at end of year	$140,856,954	$ 61,457,711	$24,680,309	$127,429,210

The TRW Employee Stock Ownership and Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information (continued)

Year ended December 31, 2001

	Putnam International Growth Fund	Pimco Total Return Fund	TRW Balanced Fund	Putnam Vista Fund	Fidelity Magellan Fund
Investment income:					
Dividends		$ 7,054,555			$ 1,540,677
Interest					
Total investment income		7,054,555			1,540,677
Contributions from TRW Inc.					
Contributions from participants	$ 3,429,959	8,436,784	$ 7,212,563	$ 7,725,107	12,551,068
Net depreciation in fair value of investments	(5,028,342)	(165,184)	(4,055,621)	(15,767,198)	(19,360,585)
Transfers from other funds	7,499,549	50,758,816	7,743,886	19,147,991	23,199,507
Transfer from other plans	11,792,838	13,660,359	47,295,568	15,642,949	132,395,893
Loan issues					
Participant loan repayments	337,855	1,300,451	93,161	851,071	1,883,156
Other					
	18,031,859	81,045,781	58,289,557	27,599,920	152,209,716
Less:					
Distributions	1,476,757	5,888,303	6,481,535	1,798,819	9,846,138
Excess contributions	290	2,111	720	280	894
Participant loan defaults					
Participant loan repayment					
Participant loan disbursements	155,299	785,588	754,407	401,810	1,333,693
Other	35,996	18,823	158,984	27,948	232,840
	1,668,342	6,694,825	7,395,646	2,228,857	11,413,565
Administrative expenses	7,651	28,478	28,887	12,534	45,288
Transfers to other funds	4,611,884	27,562,311	8,380,326	18,040,285	19,830,867
Transfers to other plans	290,669	731,013	2,808,835	297,598	6,347,418
	6,578,546	35,016,627	18,613,694	20,579,274	37,637,138
Net increase (decrease)	11,453,313	46,029,154	39,675,863	7,020,646	114,572,578
Net assets available for benefits at beginning of year	11,713,308	47,638,614	44,625,409	29,432,901	18,309,515
Net assets available for benefits at end of year	$23,166,621	$93,667,768	$84,301,272	$ 36,453,547	$132,882,093

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Money Market Fund	Brokerage Gateway	Loan Fund	Total
Investment income:				
Dividends		$ 274,218		$ 35,902,434
Interest	$ 211,723		$ 3,987,641	34,323,036
Total investment income	211,723	274,218	3,987,641	70,225,470
Contributions from TRW Inc.				54,310,070
Contributions from participants				166,274,686
Net depreciation in fair value of investments		(8,077,958)		(264,203,919)
Transfers from other funds	52,005,077	47,136,206		441,556,727
Transfer from other plans			9,236,202	417,340,846
Loan issues			22,973,652	22,973,652
Participant loan repayments				29,812,523
Other				128,397
	52,216,800	39,332,466	36,197,495	938,418,452
Less:				
Distributions	292,575		1,928,540	218,483,815
Excess contributions	152			30,809
Participant loan defaults			3,055,272	3,055,272
Participant loan repayment			29,390,568	29,390,568
Participant loan disbursements				22,973,652
Other			427	906,418
	292,727		34,374,807	274,840,534
Administrative expenses				955,130

Transfers to other funds	49,718,377	32,619,897		441,556,727
Transfers to other plans			430,967	17,532,486
	50,011,104	32,619,897	34,805,774	734,884,877
Net increase (decrease)	2,205,696	6,712,569	1,391,721	203,533,575
Net assets available for benefits at beginning of year	4,005,569	18,098,091	56,369,752	2,562,404,306
Net assets available for benefits at end of year	$ 6,211,265	$24,810,660	$57,761,473	$2,765,937,881

7

1. Description of the Plan

The following description of The TRW Employee Stock Ownership and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Participation in the Plan is available to substantially all domestic employees of TRW Inc. ("TRW") who have been employed for at least three months. The Plan is governed by the Internal Revenue Code and related legislation.

Participant Contributions

The Plan allows eligible employees to contribute up to 16% of qualifying compensation on a before-tax basis by way of salary reduction; such contributions are made in increments of one percent of qualifying compensation and could not exceed $10,500 in 2001. Participants may also elect to contribute, in increments of one percent, up to 10% of qualifying compensation on an after-tax basis. The combined contribution cannot exceed 22% of their qualifying compensation. Participants can make unlimited contribution percentage changes per month. Annual contributions to a participant's account (including before-tax, after-tax and TRW matching contributions) and to any other defined contribution plan are limited to the lesser of $30,000 or 25% of the participant's annual compensation reduced by the amount of before-tax contributions.

Participants determine the funds in which to invest their contributions. Employee contributions may be invested, in multiples of 1%, in one or more of the investment funds. Fund elections may be changed at any time.

TRW Contributions

TRW contributes to the Plan, out of current or accumulated earnings, an amount equal to 100% of each participant's before-tax contributions to a maximum of three percent of each participant's qualifying compensation. Participants immediately vest in the TRW contributions. All TRW matching contributions are invested in the TRW Stock Fund. TRW contributions always remain in the TRW Stock Fund and may not be transferred, except under special circumstances. TRW contributions may be in the form of cash or treasury or authorized and unissued shares of TRW Common Stock. TRW Common Stock contributed is to be valued by any reasonable method selected by TRW.

8

The TRW Employee Stock Ownership and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The amount and type of TRW contributions are summarized as follows:

	2001
TRW Common Stock	$54,310,070

Withdrawals and Distributions

Upon termination of employment, a participant may elect to receive his or her account, less the unpaid balance of any loan outstanding, in a single sum except a participant whose account balance exceeds $5,000 may defer such payments until he or she reaches age 70-1/2. Participants receive the value of their TRW shares in cash unless they elect to receive shares. If a participant elects to defer payment of his or her account, the undistributed account balance remains invested in the Plan.

Participants who have attained age 55 as of the end of the preceding fiscal year-end and commenced participation in the Plan at least ten years prior may elect, within an election period during each of the succeeding six consecutive plan years, to receive a special ESOP distribution or may transfer the applicable amount to one or more investment funds under the Plan. The number of shares eligible for the annual election is 50% of the total number of shares of TRW common stock attributable to TRW matching contributions made after 1986, less the equivalent number of shares distributed as a result of any prior ESOP election, as determined on the preceding December 31.

Participant Loans

Participants can borrow from $1,000 to $50,000 (in increments of $100) of their before-tax contributions, but such borrowings in the aggregate cannot exceed 50% of a participant's total Plan balance. The interest rate is fixed (prime rate at the end of the last business day of the preceding quarter plus one percent) and the repayment period cannot be less than one year or more than five years.

9

1. Description of the Plan (continued)

Other

Although it has not expressed any intent to do so, TRW reserves the right to suspend or terminate the Plan. In the event of termination, the amount of each participant's account may be retained in trust for the benefit of the participant.

The above description of the Plan provides only general information. Participants should refer to the Summary Plan Description, which is available from the Plan's Participant Service Center and the Plan's website, and annual prospectus for a more complete description of the Plan's provisions.

2. Significant Accounting Policies

The financial statements have been prepared on the accrual basis of accounting.

Investments are stated at fair value. Investments in common and preferred stock are valued at the last reported sales price of the stock on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. Investments in common trust funds investing primarily in equities are valued based on the redemption price of units owned by the Plan, which is based on the current market values of the underlying assets of the fund. The investment in common trust funds investing primarily in insurance contracts, is valued at contract value, plus income received thereon, less distributions and administrative expense payments, which approximates fair value. Investments in common trust funds investing in short-term fixed income obligations have a market value approximating cost. The participant loans are valued at their outstanding balances, which approximate fair value.

All separate account and synthetic contracts have a guaranteed return of principal. As of December 31, 2001 and 2000, approximately $43 million and $26 million was invested in general account assets, $80 million and $124 million in separate account assets, and $390 million and $272 million in investment contracts owned directly by the Plan, respectively. The weighted average yield (excluding administrative expenses) for all investment contracts was 6.39% and 6.19% in 2001 and 2000, respectively. The crediting interest rate for all investment contracts was 6.00% at December 31, 2001 and 6.55% at December 31, 2000.

10

2. Significant Accounting Policies (continued)

The cost of securities sold is determined by the average cost method for purposes of determining realized gains and losses.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain amounts in the 2000 financial statement have been reclassified to conform to the 2001 presentation.

3. Investments

During the year ended December 31, 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

	Net Depreciation in Fair Value of Investments
TRW Inc. Common Stock	$ 34,045,494
Common trust funds	107,068,333
Shares of registered investment companies	115,012,134
Brokerage account	8,077,958
	$264,203,919

11

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31	
	2001	2000
TRW Inc. Common Stock*	$803,311,425	$831,085,108
Putnam S&P 500 Index Fund (TRW)	687,506,657	689,213,368
Putnam Small Company Equity Portfolio Fund (TRW)	140,856,954	152,709,997

_____

* Nonparticipant-directed

Investments in the CSFBDirect Securities Account, as of December 31, 2001, consisted of $4,711,244 of stocks – common and preferred, $19,461,354 of shares of registered investment companies, and $638,062 of bonds and notes.

4. Administrative Expenses

Generally, trustee and custodian fees, investment manager fees, brokerage fees, and other fund-related expenses are charged back to the funds for which the expenses are incurred. The charges to audit the Plan, the administrative expenses of operating the Plan, and any other charges that cannot be directly related to a specific fund will be charged back to the funds on a quarterly basis in proportion to the ratio of the net asset value of each fund to the value of all funds invested in the Plan as of the previous quarter-end.

5. Federal Income Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated May 24, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Transactions with Parties-in-Interest

Party-in-interest transactions include the purchase and sale of investments managed by the Plan's Trustee, Putnam Investments, and any transactions with TRW stock.

Putnam Investments managed assets of the Plan of $1,054,745,176 and $1,051,651,669 as of December 31, 2001 and 2000, respectively. No trustee fees were paid to Putnam in 2001.

There were no party-in-interest transactions which were prohibited under Department of Labor Regulations.

7. Transfer of Assets from Other Plans

During 2001, assets from three separate 401(k) plans associated with the Lucas Varity purchase by TRW in March 1999, were merged into the Plan. The transfer of assets of $417,340,846 is shown on the financial statements as "Transfer from Other Plan."

Employee rollover contributions of $8,189,099 were made in 2001 from other plans. These contribution amounts are contained in the contribution amounts for each of the respective funds.

EIN: 34-0575430   Plan Number: 027

Schedule H, Line 4(i) — Schedule of Assets
(Held at End of Year)

December 31, 2001

Description	Number of Shares	Cost**	Current Value
Stocks—Common and Preferred			
* TRW Inc. Common Stock	21,687,649	$645,020,251	$803,311,425
Guaranteed Investment Contracts			
Security Backed Investments:			
INVESCO Group Trust Beta Fund—PRIMCO:			
Continental Assurance Co., Contract			
63005575, due December 17, 2112, 5.93%			10,529,258
Gamma Fund—PRIMCO:			
JPMorgan Chase Bank, Contract			
401743-G, 6.05%, set annually			19,268,036
Theta Fund—PIMCO:			
JPMorgan Chase Bank, Contract			
ATRW-TH, 6.03%, set annually			67,698,198
Kappa Fund—PUTNAM:			
Continental Assurance Co., Contract			
25719-101, 5.84%, set annually			27,565,652
Omicron Fund—PRIMCO:			
Caisse des Depots (CDC), Contract			
1115-01, 2.77%, set annually			5,961,236
High Quality Structured Securities—PRIMCO:			
Allstate Life Ins. Co., Contract			
77182, 5.98%, set annually			12,080,399
			143,102,779

14

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430   Plan Number: 027

Schedule H, Line 4(i) — Schedule of Assets
(Held at End of Year)

December 31, 2001

Description	Number of Shares	Cost	Current Value
Guaranteed Investment Contracts (continued)			
Separate Accounts:			
Aetna Life Ins. & Ann. Co.:			
Contract 14612, 6.02%, set annually			32,552,011
John Hancock Mutual Life:			
Contract 8712, due January 2, 2002, 6.60%			6,001,051
Contract 7441, 7.54%, set annually			40,984,228
			79,537,290
Synthetics:			
Monumental Life Ins. Co.:			
Contract 00090TR, 6.50%, set annually			62,547,515
Rabobank Nederland:			
Contract TRW090001, 6.15%, set annually			55,553,764
State Street Bank & Trust:			
Contract 98149, 6.33%, set annually			59,359,730
UBS AG Contract 5086, 5.99%, set annually			59,351,150
			236,812,159
Non-Participating Synthetics:			
Caisse des Depots (CDC):			
Contract 115-06, due December 12, 2002, 4.66%			10,024,988
General Account Investments:			
Fixed Rate & Fixed Term:			
GE Life & Annuity Asr Co. Contract GS-3534, due March 29, 2004, 5.43%			8,332,384
Metropolitan Life Ins. Co. Contract 25814, due February 18, 2003, 5.74%			7,344,301
Monumental Life Ins. Co. Contract MDA263FR, due September 6, 2005, 5.51%			5,083,718
			20,760,403

15

EIN: 34-0575430   Plan Number: 027

Schedule H, Line 4(i) — Schedule of Assets
(Held at End of Year)(continued)

Description	Number of Shares	Cost	Current Value
Guaranteed Investment Contracts (continued)			
Variable Rate & Fixed Term:			
John Hancock Mutual Life:			
Contract 14909GAC, due May 1, 2003, 2.67%			6,026,480
Contract 7314-1, due December 2, 2002, 4.39%			6,020,516
			12,046,996
Cash & equivalents:			
* Putnam Fiduciary Trust:			
Contract 100232, due January 1, 2002, 2.12%			10,743,846
Total Guaranteed Investment Contracts			513,028,461
Common Trust Funds			
* Putnam S&P 500 Index Fund (TRW)	55,727,627		687,506,657
* Putnam Small Company Equity Portfolio Fund (TRW)	11,598,148		140,856,954
* Putnam Bond Index Fund	2,870,202		33,111,780
			861,475,391
Shares of Registered Investment Companies			
PBHG Emerging Growth Fund	3,838,933		61,461,319
Bernstein International Value Portfolio II	1,698,676		24,681,758
* Putnam Investors Fund	10,929,390		127,436,691
PIMCO Total Return Fund	8,943,155		93,545,405
* Putnam International Growth Fund	1,161,302		23,167,981
* Putnam Vista Fund	4,096,145		36,455,687
Fidelity Magellan Fund	1,274,491		132,827,492
* Putnam Money Market Fund	6,209,426		6,209,426
			505,785,759
Brokerage Account			24,810,660
* Participant Loans		At interest rates ranging from 6% to 11.5%	57,761,473
Total assets held			$2,766,173,169

---

*   Indicates party-in-interest.
**   Cost presented for nonparticipant-directed investments.

SIGNATURES

   The Plan. Pursuant to requirements of the Securities Exchange Act of 1934, the Board of Administration of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

	The TRW Employee Stock Ownership and Savings Plan
Date: June 27, 2002	By: /s/ Kathleen A. Weigand
	Kathleen A. Weigand Attorney-in-fact

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
23	Consent of Ernst & Young LLP
24	Power of Attorney